ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson, City, Nevada 89701-4299
(775) 684-5708
Website:  secretaryofstate.biz

CERTIFICATE OF AMENDMENT
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of Corporation:   Pricester.com, Inc.
2.  The articles have been amended as follows:

3. CAPITAL SOTCK. The amount of the total authorized capital stock of this corporation is 300,000,000 shares with par value of $0.001 per share. Each share of stock shall have one (1) vote. Such stock may be issued from time to time without action by the shareholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed the full paid up stock, and the holder of such shares shall not be liable for any further payment thereof. Said stock shall not be subject to assessment to pay the debts of the corporation, and no paid-up stock and no stock issues as fully paid, shall ever be assessed of assessable by the corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 51%.

4.  Effective date of filing (optional):

5.  Officer Signature (Required):  /s/Nelson Stark

5/29/2008